P.E. 1/31/02

02013812

# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

FEB 08 2002

**Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

**For the month of January 2002**

# CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

PROCESSED
FEB 15 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Attached please find eight certified copies of each of the following documents for your filing:

1. One set of Form SC2 – Return by a Company Purchasing its Own Shares filed on 23 January 2002 with Hong Kong Companies Registry.

2. Copies of Share Buyback Reports filed with The Stock Exchange of Hong Kong Limited for the month of January 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**For and on behalf of**
**CLP HOLDINGS LIMITED**

By: ______________________________
Name: April Chan
Title: Deputy Company Secretary

Date: 6 February 2002

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary

CR

Companies Registry
公 司 註 冊 處

Form 表格 SC2

# Return by a Company Purchasing its Own Shares
# 公司購買本身股份申報表

FEB 08 2002

Company Number 公司編號

627771

1 Company Name 公司名稱

CLP HOLDINGS LIMITED 中電控股有限公司

2 Shares Purchased by the Company under section 49B 公司根據第49B條購買的股份

| Class of Shares 股份類別 | No. of Shares Purchased 所購買股份的數目 | Nominal Value of Each Share 每股的面值 | Date(s) on which the Shares were Delivered to the Company 股份交付公司的日期 | Maximum Prices Paid for Each Share 就每股所支付的最高價格 (Note 註 2) | Minimum Prices Paid for Each Share 就每股所支付的最低價格 (Note 註 2) |
|---|---|---|---|---|---|
| Ordinary | 835,000 | HK$5.00 | 10/1/2002 | HK$29.70 | HK$29.60 |
| Ordinary | 640,000 | HK$5.00 | 16/1/2002 | HK$29.70 | HK$29.65 |
| Ordinary | 2,000,000 | HK$5.00 | 18/1/2002 | HK$29.90 | HK$29.70 |
| Ordinary | 1,225,500 | HK$5.00 | 18/1/2002 | HK$29.95 | HK$29.50 |
| Ordinary | 965,000 | HK$5.00 | 18/1/2002 | HK$29.95 | HK$29.60 |
| Ordinary | 1,364,500 | HK$5.00 | 22/1/2002 | HK$29.95 | HK$29.85 |
| Ordinary | 2,000,000 | HK$5.00 | 22/1/2002 | HK$30.00 | HK$29.85 |

3 The Aggregate Amount Paid by the Company for the above Shares
公司就上述股份所支付的總款額
(Note 註 2)

HK$269,542,025.00

Signed 簽名 :

(Name 姓名) : (April Chan – Deputy Company Secretary) Date 日期 : 23/1/2002

~~Director~~ 董事／Secretary 秘書 *

* *Delete whichever does not apply 請刪去不適用者*

**Presentor's Name and Address**
提交人的姓名及地址

April Chan
147 Argyle Street
Kowloon
Hong Kong

**For Official Use**
請勿填寫本欄

收件日期 RECEIVED
23 -01- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

**Form G**

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

By Fax\By Hand
Date: 11 January 2002

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary

RECEIVED FEB 08 2002

Dear Sir,

**CLP Holdings Limited**

Description of Securities: Ordinary shares of HK$5.00 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Day/Date | Number of Securities Purchased | Method of Purchase* | Highest Price Paid $ | Lowest Price Paid $ | Total Paid $ |
|---|---|---|---|---|---|
| 11 Jan 2002 (Friday) | 2,000,000 | On the Exchange | 29.90 | 29.70 | 59,633,950.00 |
| Total | 2,000,000 | | | | 59,633,950.00 |

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above)

(a) 3,475,000

2. % of previous months turnover acquired this month to date

$$\frac{3,475,000 \times 100\%}{68,575,062}$$ 5.067%

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 79,461,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{79{,}461{,}000 \times 100\%}{2{,}497{,}472{,}400}$$ 3.181%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 26 February 2001 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) N/A

2. % of previous months turnover acquired this month to date

$$\left( \frac{(a) \times 100\%}{\text{previous months turnover on the Exchange}} \right)$$ N/A %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
For and on behalf of
CLP Holdings Limited

April Chan
Deputy Company Secretary